FIERCE FOUNDRY LLC

REVIEWED FINANCIAL STATEMENTS
FROM OCTOBER 15, 2023 (INCEPTION)
TO
YEAR ENDED DECEMBER 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Members' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Fierce Foundry LLC
West Orange, New Jersey

We have reviewed the accompanying financial statements of Fierce Foundry LLC (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of members' equity, and cash flows for the period from Inception (October 15, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 13, 2024
Los Angeles, California

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	-
Total Current Assets		**-**
Total Assets	$	**-**
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities	$	-
MEMBERS' EQUITY		
Members' Equity		-
Total Members' Equity		**-**
Total Liabilities and Members' Equity	$	**-**

See accompanying notes to financial statements.

From October 15, 2023 (Inception Date) to	December 31, 2023
(USD $ in Dollars)	
Net revenue	$ -
Cost of Goods Sold	-
Gross Profit/ (Loss)	-
Operating Expenses	
General and Administrative	-
Total Operating Expenses	-
Net Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Net Loss)	$ -

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Inception Date- October 15, 2023	$ -
Net income/(Loss)	-
Balance—December 31, 2023	$ -

See accompanying notes to financial statements.

From October 15, 2023 (Inception Date) to	December 31, 2023
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/Loss)	$ -
Net Cash Provided By Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Used In Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By Financing Activities	**-**
Change In Cash and Cash Equivalents	**-**
Cash and Cash Equivalents—Beginning Of Year	-
Cash and Cash Equivalents—End Of Year	$ **-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Fierce Foundry LLC was formed on October 15, 2023, in the state of New Jersey. The financial statements of Fierce Foundry LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Orange, New Jersey.

We are Femtech Venture Studio with a mission to reduce and equalize the global deficit in funding for women by creating investability for Femtech founders from idea to exit. We will co-found these startups and provide founders with initial seed investment, all resources for product and business development, support for later-stage fundraising, and everything needed in exit. By standing with Femtech founders from start to finish in a model that statistically performs better than traditional venture or accelerator programs, we will build companies that not only improve the lives of women but create a new investment flywheel for female founders.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 13, 2024, which is the date the financial statements were issued.

3.   DEBT

The company has no debt outstanding balance as of December 31, 2023.

4.   EQUITY AND CAPITALIZATION

The ownership percentages of the members as of December 31, 2023, are as follows:

Member's name	Ownership percentage
Melissa Wallace	100.0%
Total	**100.0%**

5.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6.   RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties